SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 1, 2002

SCITEX CORPORATION LTD.
(Translation of registrant's name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67203
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes _____ No __✓

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated August 13, 2002, announcing the Registrant's second quarter 2002 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 3, 2002

SCITEX CORPORATION LTD.

Steven L. Kirshenbaum, Esq.
Attorney-in-Fact

scitex

NEWS

FOR IMMEDIATE RELEASE

Scitex Announces Second Quarter 2002 Results

Steady Performance with $59M of Revenues and Positive Operating Income (before Amortization)

Tel Aviv, Israel – August 13, 2002. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX), a world leader in industrial inkjet digital printing solutions, today announced results for the second quarter 2002 ended June 30, 2002.

Scitex's revenues for the second quarter 2002 were $58.8 million, a decrease of 11% from $66.4 million in the second quarter of 2001. Operating income was $0.8 million (before amortization of intangibles of $0.8 million), compared to $4 million in the second quarter of 2001. Net loss for the quarter was $2.2 million, compared to a loss of $162 million in the second quarter of 2001. Geographically, Europe contributed 38% of the revenues, a relatively strong performance, followed by the Americas with 36% of revenues and Asia Pacific (including Japan) trailed with 26% of revenues.

Mr. Yeoshua Agassi, President and CEO of Scitex commented: "Scitex continued to suffer from the slowdown in the markets in general, and in US capital equipment purchases in particular. Despite the challenging market environment, Scitex managed to improve gross margins and maintain a positive operating income on a slightly lower revenues level, all as compared to the previous quarter. The strengthening of the Euro vis-à-vis the US Dollar aversely affected us this quarter and played a major role in the increase in the net loss for the quarter. As for the coming quarters, visibility is limited and markets are expected to remain tough, yet we will exert our efforts mainly to increase our revenues and broaden our customer base, following extremely successful trade shows this quarter, as well as to improve our operations' efficiency."

Scitex's Subsidiaries

Scitex Digital Printing, Inc. (SDP)

Revenues for the second quarter of 2002 were $38 million, a decrease of 10% from $42.5 million in the second quarter of 2001. Operating income was $1.5 million (4% of revenues) as compared to $2.7 million in the second quarter of 2001 (figures are before amortization of intangibles).

Despite slow economic conditions in the US, SDP broke new ground in the second quarter with its first sale of two Scitex VersaMark printing systems to a large institution in the banking industry. SDP continues to see indications in Europe and the Far East that customers are placing greater importance on the adoption of personalized color and CRM printing for the future of their businesses. This is evidenced by the placement of six Scitex VersaMark systems in the second quarter including full color systems (BCP's) in France, Finland and Japan.

Scitex Vision Ltd.

Revenues for the second quarter of 2002 were $20.8 million, a decrease of 13% from $23.9 million in the second quarter of 2001. Operating income was $0.2 million (1% of revenues) as compared to $2.9 million in the second quarter of 2001 (figures are before amortization of intangibles).

During the second quarter of 2002, Scitex Vision successfully introduced at the ISA show the new Pressjet II, an advanced drum digital printer with a 6-color inkjet system. During the second quarter, Scitex Vision also completed the acquisition of advanced digital printing technologies from Siantec SARL, a French company. Based on the acquired technology, at the FESPA exhibition Scitex Vision introduced the Veejet, a digital printer utilizing UV ink and a manual sheet-fed system, for printing on rigid and flexible media.

Industrial Ink Jet Companies

Aprion Digital Ltd.

Aprion develops Drop-On-Demand inkjet technologies and systems for a variety of end user digital printing applications. This second quarter is the first quarter in which Aprion recognized revenues for the sale of its Shaldag systems (a sheet-fed, flat bed, digital printer). The company has shipped to date 14 systems and is progressing satisfactorily towards the conclusion of additional beta systems. Scitex holds 43% of Aprion's outstanding share capital.

Jemtex Ink Jet Printing Ltd.

Jemtex develops heavy-duty digital printing systems, based on its novel continuous inkjet technology. During the second quarter, Jemtex continued to progress with their digital ceramic tile printing project and the first prototype has been installed at a customer site for testing. Scitex holds 36.6% of Jemtex's outstanding share capital.

Objet Geometries Ltd.

Objet develops and manufactures inkjet printers for the creation of three-dimensional models. Objet has moved from the R&D phase to commercial activity and currently has tens of units installed at leading customer sites in the US, Europe and the Far-East. During the second quarter of 2002, Scitex invested an additional amount of $0.25 million in Objet and now holds 17.4% of Objet's outstanding share capital.

Other Holdings

Creo Products Inc.

For its third quarter of 2002 (ended June 30, 2002), Creo reported revenues of $131.8 million compared to revenues of $170 million in the third quarter of 2001. Creo's net loss under US GAAP for the quarter was $3.2 million or $0.06 per share (diluted). With effect from December 1, 2001, Scitex accounts for the Creo investment as "available for sale" and the changes in its value are recorded to shareholders' equity. Gain or loss from this investment will only be recognized in the event of a sale of its Creo shares or in the event of impairment which is not of a temporary nature. Accordingly, the change for the second quarter of 2002 in Scitex's investment in Creo was a decrease of $2 million recorded to shareholders' equity (Creo's stock price at quarter-end was $10.05). Scitex holds 12.7% in Creo's outstanding share capital.

Cash Flow and Balance Sheet

Scitex, on a consolidated basis, generated a positive operating cash flow of $1.9 million for the quarter, while its subsidiaries are continuing to invest in their operations. As for the balance sheet, during the second quarter accounts receivable slightly increased by $2.4 million compared to the previous quarter mainly due to extended payments terms and the strengthening of the Euro. Inventory remained stable.

Conference Call

Investors will have the opportunity to listen to a live simultaneous webcast of the analyst conference call in connection with Scitex's second quarter 2002. The call is scheduled for 10:00 a.m. EST (7:00 a.m. Pacific, 3:00 p.m. GMT, 5:00 p.m. Israel time) on August 14, 2002. You can connect online through www.scitex.com.

A replay of the conference call will be available during the following seven days at the following numbers:

US:	1 800 475 6701
Intl:	1 320 365 3844
Access code:	643326

The replay will be available until midnight on August 21, 2002.

-ends-

About Scitex Corporation Ltd.

Scitex Corporation Ltd., is a world leader in digital industrial inkjet printing solutions. Through its wholly owned subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol SCIX. For more information, please visit our Web site at www.scitex.com.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company's control) may be identified by the use of forward-looking terminology, such as "may", "can be", "will", "expects", "anticipates", "intends", "believes", "projects", "potential", and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company's accounting policies, and (7) the other risk factors detailed in the Company's most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel: +972 3 607 5755
Fax: +972 3 6075756
E-mail: yahel.shachar@scitex.com

Revital Vaknin-Habib
Corporate Assistant
Tel: +972 3 607 5755
Fax: +972 3 607 5756
E-mail: Revital.Vaknin-Habib@cii.co.il

(Tables to Follow)

SCITEX CORPORATION LTD. (AN ISRAELI CORPORATION) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Three months ended June 30		Six months ended June 30	
	2002 (Unaudited)	2001(*) (Unaudited)	2002 (Unaudited)	2001(*) (Unaudited)
Revenues				
Sales	$ 34,884	$ 42,072	$ 70,510	$ 85,189
Service and supplies	23,915	24,290	48,989	45,292
Total revenues	58,799	66,362	119,499	130,481
Cost of revenues				
Cost of sales	17,608	20,356	37,049	40,401
Cost of service and supplies	17,675	18,110	35,639	32,721
Total cost of revenues	35,283	38,466	72,688	73,122
Gross profit	23,516	27,896	46,811	57,359
Expenses				
Sales and marketing	11,211	12,138	21,356	23,571
General & administrative	5,661	5,563	10,942	11,627
Research and development, net	5,854	6,190	11,569	12,752
Amortization of intangibles	834	3,031	1,617	5,784
Operating income (loss)	(44)	974	1,327	3,625
Financial expense - net	(861)	(1,000)	(1,113)	(1,249)
Writedown of equity investment		(149,704)		(149,704)
Other income (expense) - net	127	(3,049)	(362)	(5,974)
Loss before taxes on income	(778)	(152,779)	(148)	(153,302)
Taxes on income	328	215	972	1,342
	(1,106)	(152,994)	(1,120)	(154,644)
Share in losses of equity investments	(1,115)	(9,165)	(2,118)	(20,364)
Net loss	($ 2,221)	($ 162,159)	($ 3,238)	($ 175,008)
Loss per share - basic and diluted:	($ 0.05)	($ 3.77)	($ 0.08)	($ 4.07)
Weighted average number of shares outstanding (in thousands) - basic	43,018	43,018	43,018	43,018
- diluted	43,018	43,018	43,018	43,018

(*) In January 2002, the Company changed its method of accounting for an investment from cost to equity, as required by generally accepted accounting principles. The prior year financial statements reflect the retroactive adoption of the equity method.

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	June 30 2002 (Unaudited)	December 31 2001 (*) (Audited)
Assets		
Current assets:		
Cash and cash equivalents	**$ 38,948**	$ 61,592
Short-term investments	**3,587**	2,517
Restricted deposit	**20,000**	
Total cash and short-term investments	**62,535**	64,109
Trade receivables - net	**82,783**	76,783
Other receivables	**6,590**	7,262
Inventories	**48,256**	52,911
Deferred income taxes	**20,244**	20,765
	220,408	221,830
Investments and other non-current assets	**81,322**	99,044
Property and equipment - net	**38,104**	41,654
Goodwill and other intangible assets - net	**36,282**	35,262
	$ 376,116	$ 397,790
Liabilities and Shareholders' Equity		
Current liabilities:		
Short term debt and current maturities	**$ 56,879**	$ 33,649
Trade payables	**17,108**	18,668
Accrued and other liabilities	**50,517**	55,804
	124,504	108,121
Long-term liabilities:		
Banks	**4,778**	4,500
Creo note		17,579
Deferred income taxes	**4,835**	4,835
Other	**2,971**	2,593
	12,584	29,507
Shareholders' equity:		
Share capital	**6,205**	6,205
Capital surplus	**364,619**	364,619
Accumulated other comprehensive income (loss)	**(10,142)**	7,754
Retained earnings (accumulated deficit)	**(117,447)**	(114,209)
Treasury stock at cost	**(4,207)**	(4,207)
	239,028	260,162
	$ 376,116	$ 397,790

(*) In January 2002, the Company changed its method of accounting for an investment from cost to equity, as required by generally accepted accounting principles. The prior year financial statements reflect the retroactive adoption of the equity method.

Scitex Digital Printing, Inc.

US Dollar in Thousands

	Three months ended June 30		Six months ended June 30	
	2002 Unaudited	**2001** Unaudited	**2002** Unaudited	**2001** Unaudited
Revenues				
Equipment	21,489	26,772	43,932	53,614
Service and Consumables	16,543	15,708	33,635	30,160
Total Revenues	38,032	42,480	77,567	83,774
Gross Profit	13,567	15,582	27,955	33,577
Expenses:				
S,G&A	7,654	8,181	15,205	16,903
Research and Development	4,402	4,704	8,419	9,618
Operating Income before Amortization of Intangibles	**1,511**	**2,697**	**4,331**	**7,056**
Amortization of Intangibles	73	882	146	1,764
Operating Income	**1,438**	**1,815**	**4,185**	**5,292**

Scitex Vision Ltd.

US Dollar in Thousands

	Three months ended June 30		Six months ended June 30	
	2002 Unaudited	**2001** Unaudited	**2002** Unaudited	**2001** Unaudited
Revenues				
Equipment	13,395	15,300	26,578	31,575
Service and Consumables	7,372	8,582	15,354	15,132
Total Revenues	20,767	23,882	41,932	46,707
Gross Profit	9,949	12,314	18,856	23,781
Expenses:				
S,G&A	8,310	7,966	15,338	15,318
Research and Development	1,453	1,426	3,123	3,012
Operating Income before Restructuring costs and Amortization of Intangibles	**186**	**2,922**	**395**	**5,451**
Amortization of Intangibles	761	2,149	1,471	4,021
Operating (Loss) Income	(575)	773	(1,076)	1,430

Investments at June 30, 2002

US Dollars in Thousands

Company	Total Investment	Holding at June 30, 2002
Creo Products Inc.	196,915	12.7%
Aprion Digital Ltd.	3,238	43.0%
Jemtex Ink Jet Ltd.	5,400	36.6%
Objet Geometries Ltd.	8,250	17.4%
RealTimeImage Ltd.	5,300	14.9%
InfoBit Ltd.	1,000	21.3%
XMPie Inc.	500	19.4%
Dor Capital Ventures	2,400	